United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention:  Hugh Fuller

April 24, 2008

Re:          MacroSolve, Inc.
Registration Statement on Form S-1
Filed April 18, 2008
File No. 333-150332

Ladies and Gentlemen:

The following responses address the comments of the SEC staff (the “Staff”) as set forth in its letter dated April 24, 2008 (the “Comment Letter”) relating to the Registration Statement on Form S-1 (the “Registration Statement”) of MacroSolve Inc. (“MacroSolve” or the "Company").  On behalf of the Company, we respond as set forth below.

Form S-1

Independent Auditors’ Report

1.    The Company’s auditors have revised its Independent Auditors’ Report to its Registration Statement on Form S-1 in accordance with the Commission’s comment.

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Please do not hesitate to contact the undersigned at 212-930-9700 if you have any questions or comments.  Thank you.

Very truly yours,
/s/ Matthew S. Kamen Matthew S. Kamen